Mail Stop 3561

April 5, 2010

Frank A. Cappello
VP – Finance and Chief Financial Officer
SIFCO Industries, Inc.
970 East 64th Street,
Cleveland, Ohio 44103

> **Re: SIFCO Industries, Inc.**
> **File No. 001-05978**
> **Form 10-K: For the Fiscal Year Ended September 30, 2009**
> **Schedule 14A**

Dear Mr. Cappello:

      We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

1.   We note that a significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not analyze the underlying business reasons for the changes. For example, you state that net sales of turbine engine components for small aircraft increased $1.1 million to $21.0 million in fiscal 2009 compared with $19.9 million in fiscal 2008, but you do not analyze the underlying reason for the change. Please ensure that all material factors are analyzed and

quantified to the extent practicable. In addition, we believe your disclosures would be more informative, transparent and easily understood by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

We believe such enhancements will significantly improve the ease of use of the information to present in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. Please revise future filings accordingly. Please provide us a sample of your proposed revised disclosure as part of your response.

2.   In future filings, please quantify, discuss, and analyze the changes in costs of sales. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us a sample of your proposed revised disclosure as part of your response.

Item 8. Financial Statements and Supplementary Data

Note1. Summary of Significant Accounting Policies

F. Property , Plant and Equipment, page 24

3.   Please clarify for us what is meant by permanently impaired. Additionally, please provide us an example in which you determined that an asset was not permanently impaired.

Note 7. Retirement Benefit Plans, page 30

4.   Please explain to us why the 2009 service cost and interest cost amounts differ per the net pension expense calculation and the benefit obligation roll-forward.

Note. 9 Asset Divesture, page35

5.   Based on your determination that it is more likely than not that you will be unable to sell your Cork, Ireland facility during the next twelve month period, please tell us whether or not you performed an impairment test on your Cork, Ireland facility as of September 30, 2009 and, if so, what the results were.

Schedule II, page 39

6.   Please clarify for us what the asset impairment reserve of $933 relates to. Additionally, please tell us how a "deduction" to the reserves occurs and how the "deduction" is accounted for.

Exhibits

7.   In future filings, please include under Exhibit 32 a separate Section 1350 certification for your principal executive officer and your principal financial officer. Refer to Item 601(b)(32) of Regulation S-K.

Schedule 14A

Role of Compensation Committee, page 10

8.   In future filings, please disclose the name of the "qualified independent professionals" upon whose studies the compensation committee utilized in assessing and reviewing your executive compensation programs.

9.   In future filings, please identify the compensation surveys which the committee utilized in assessing the cash portion of your executive compensation. In addition, disclose the names of the "similarly situated companies" included in those surveys.

Annual Incentive Compensation, page 11

10.   In future filings, please disclose the specific annual performance targets upon which each executive's annual incentive compensation is based. For example, if it is consolidated operating profit before tax as indicated on page 12, please disclose this and similar targets.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters or Tarik Gause at (202) 551-3528 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief